EXHIBIT 99.4

INFOSYS TECHNOLOGIES
Q1 EARNINGS CONFERENCE CALL
JULY 13, 2004

Moderator: Good afternoon ladies and gentleman. I am Prathiba, the moderator for this conference. Welcome to the Infosys first quarter earning call. For the duration of the presentation, all participants’ lines will be in the listen-only mode. After the presentation, the question-answer session will be conducted for participants connected to SingTel, after that there would be a question answer session for participants connected to CyberBazaar India. I would now like to handover to the Infosys management. Thank you and over to Infosys.

Krishnan: Thank you Prathiba. Good afternoon and thank you all for joining us today to discuss the financial results for first quarter ended June 30, 2004. I am Krishnan and I am member of Investor Relations Team in Bangalore. Joining me today in this conference room in Bangalore, India, is CEO and President, Nandan Nilekani; COO, Kris Gopalakrishnan; and CFO, Mohandas Pai and other members of senior management team. We will start with a brief statement on the performance of the company during the quarter and the outlook for the future. After which we will open up the discussion for question and answers. Before I hand over Mr. Nandan Nilekani, I have a small but important task to perform in reminding you that, anything that we say that refers to our outlook for the future is a forward looking statement and must be read in conjunction with risk that the company faces. A full statement and explanation of these risks is with our filing with the SEC which will be found on www.sec.gov. I would now like to hand over to Mr. Kris Gopalakrishnan, COO and Deputy Managing Director of Infosys Technologies Limited.

Kris Gopalakrishnan: Thanks Krishnan, Nandan should be joining us shortly, any moment he is expected, so let me start off this. Our income for the quarter was Rs.1, 570 crores which is an increase of 38% over the comparable quarter in the previous year, and our net profit after tax is Rs.380 crores, an increase of 39% over comparable quarter in the previous year, and because of the strong growth we have seen in this quarter and a better environment we see, we have revised our guidance for next quarter and the full financial year. The income for Q2 is projected to be Rs.1631 crores to Rs.1645 crores, which is year-on-year growth of 42% to 43%, and for the entire year we are projecting an income of Rs.6731 crores to Rs.6772 crores or a growth of 39-40%. On the earnings side, we are projecting a growth of 34%. The difference between the revenue growth and the earnings growth is because we are further investing, an additional investment of Rs.97 crores, $21 million in the business, of which $5 million is an investment in our banking business unit on the Finacle product as well as $16 million dollars additional investment into various business plans provided for or put forward by the integrated business units. We believe that the model of creating this independent business units, providing them with capabilities to create solutions and going to market with those solutions is starting to yield results, and that’s one of the reasons why we believe that we have got a strong growth. We have also seen that the debate on offshore outsourcing has quieted, and also the rupee has depreciated in the last quarter compared to the previous quarter when the rupee had appreciated actually. We have added 2,300 net employees. We have added 29 new clients, and all in all the performance has been very good. Nandan has just joined. Nandan....

Nandan: Thanks Kris, I am really sorry, I came a few minutes late, sorry about that. I think as we said at the beginning of the quarter, we had 2 sources of uncertainty; one was related to the outsourcing debate, the decibel level on the backlash and so forth. The second was generally widespread belief that the rupee was only going to get stronger. At that time, we had expected our income to growth to be Rs.1363 crores to Rs.1371 crores which was a year-to-year to growth of 25%. Now what has happened in this quarter is that our income hit revenue of Rs.1597 crores which is year-to-year growth of 38% and the sequential growth of 12.44%. Now based upon this and based upon on our revised outlook and our knowledge of the marketplace and the demand and pipeline and so forth, we have increased the guidance for fiscal 2005, we are now saying that we expect the income to be between Rs.6731 crores to Rs.6772 crores which means that this is about Rs.730 crores more than our previous guidance, and therefore what means on year-to-year basis is that the revenue will grow to between 39-40% as opposed to some 30-31% which we had said earlier.

Now, why is this happening? I think one is that as I said the external environment has eased up, but equally importantly I think our business model has enabled us to respond quickly to the enhanced business opportunity in the pipeline in the marketplace. Now, this I think, I think over the years we have built what we think is a business platform or a business model which allows us to respond rapidly and this is a good example of that.

Second, we continue to see a stable pricing environment, pricing has not declined over the last few quarters and we expect this to continue so that has been another plus point in the situation. The third thing which is an internal restructuring is that over the last year or so since November, we have done great deal of internal restructuring, we have decentralized, we have empowered, we have created intergraded business units with strong leadership, we have them prepare business plans, we have created multiple growth engines, all of them are raring to go and built revenue streams. So this will be an important internal change, which has created multiple engines of growth. Than in the last quarter, we have also introduced a new model of outsourcing, a new approach, which we call as Modular Global Sourcing, we launched this idea approach at the Gartner Conference in May. We think that outsourcing in the classical model is now becoming obsolete and new models of outsourcing are emerging which allows the customer to maintain control over his strategic direction without abdicating to his vendor, and we think this is model that we are trying to espouse at this point. Continuing our focus on creating business plan for our IBUs. We are also investing in developing new solutions. We are out of the Rs.261 crores or so which is enhanced profit we expect this year out of the revenue going up by Rs.731 crores. We expect to invest about $21 million or about Rs.97 crores in developing into our investments out of which $5 million is going for our banking group and balance $16 is going to our various business units and part of that money they will invest in developing new solutions for the marketplace. So we will continue to invest. In fact this investment is incremental investment, over and above the investment we committed to in April. Finally, I think we have focussed this quarter on integration of our Infosys subsidiaries, Progeon, Infosys China, Infosys Australia, Infosys Consulting, and we have streamlined and aligned it much better with the overall strategy and operations of the corporation. I think this again something is an internal issue but is helping us to get our all ducks in a row. So overall, I would say that we have a good improvement in the business environment, healthy pipeline, and because all of these reasons and also the internal benefits that we got from restructuring and focus on integration, we are in a position to enhance or increase our guidance to 39-40% revenue growth and 34% earnings growth. With this I will request Kris to continue and then he will hand over to Mohan.

Kris Gopalakrishnan: This is Kris Gopalakrishnan again. Just to give you some more data on the different, you know, deep dive into different parameters. The number of new clients added is 29. The top client contribution is 5.3% of revenues. We have today 141 million dollar clients, last quarter it was 131, so an increase of 10 and the number of active client is 419. Repeat business typically in the first quarter is going to be the highest in the year, it is 98.5%. In terms of vertical domains, banking and financial services is 24.4. Basically most of the verticals have shown growth and their percentages hence remain almost the same. Telecom probably is one which stands out; it has come down 20.4% to 17.9%. In terms of service offering, maintenance is 28.8% of revenues, reengineering is 5.8, so maintenance plus reengineering is about 34%, 26% is development. Development has seen a small uptick from 25.6% the previous quarter, but other than that most of the services are around the same percent; testing also has seen growth from 4.7% to 5.3%.

North America is 65.2% of revenues; Europe has shown an increase from 20.3% to 22.2%. We have proactively invested in non-US markets. We acquired Expert in Australia, we invested in Europe and things like that, and that is starting to show results now.

Fixed price projects have come down from 30.6% to 29.7%, and clearly this is because of several reasons: discretionary spending is starting to pick up but still lower than before, that means development project are starting to see a pickup but yet not grown significantly. Second is, in long term relationships we are finding that clients tend to look for time and material work were the decisions on the project themselves get evolved over time.

In terms of utilization, we continue to have high 70s, 79.7% and including trainees it is 73.4%, so that ratio is healthy. In terms of effort, onsite is 29.4% and offshore is 70.6%, again a healthy mix of onsite and offshore. As I said we have added net of 2305 employees. The number of lateral employees is 746 in this, Mohan.

Mohandas Pai: Thank you Kris. We come to the financial performance, on top of what is already available with you. Total income grown by 38.61%, operating profits 39.6% to

Rs. 489 crore, PAT 39.23% year-on-year, basic EPS after the bonus issue by 38.08%. On a sequential basis revenues up by 12.44%, operating profits up by 8.93%. Operating profits have grown slower than revenues because of certain expenses that we incurred for purpose of visa applications. Our PAT has grown by 15.84% and basic EPS by 15.49%. If you look at the growth rates, total income up by 12.44%, gross profit up by 10.87% because of the expenses that we incurred. SG&A is per budget, operating profit is 8.93%. Depreciation amortization has come down sequentially from Rs.64 crores to Rs. 52 crores from 4.5% to about 3.5%. So operating profits is up by 13.51%. Other income is positive at Rs.15.70 crores because the exchange differences were slightly less negative than what they had been in the previous quarter. So we had an increase of income from Rs.1.82 crores to Rs.15.70 crores. PBT is Rs.452 crores as against Rs.385 crore an increase of 17.28%, and PAT Rs. 388.34 crore on a consolidate basis as against Rs. 335.23 crore. Income projected to be between Rs. 1631 crore to Rs.1645 crore year-on-year growth of 42-43%. EPS around Rs.15.10, year-to-year growth of 33%. The reasons for the divergence between the income and the EPS has been explained by Nandan earlier. For the fiscal year March 31, 2005, income between Rs.6731 crores to Rs.6772 crores, growth of 39-40%, and EPS growth of around 34% after the bonus issue. That is end of my presentation. We will now hand over to the moderator for the Q&A session. Thank you.

Moderator: Thank you very much sir. At this moment, I would like to hand over the floor to Sainab to conduct the Q&A for participants connected to the SingTel bridge. After this we will have a Q&A session for participants connected to CyberBazaar India. Thank you and over to Sainab.

Moderator: Thank you Prathiba. We will begin the question and answers session for participants connected to the SingTel bridge. Please press *0 or pound 0 to ask a question. The first question is from Mr. Shekar Singh from Merrill Lynch, London. Go ahead sir with your question.

Shekar Singh: Hi sir, I just wanted to know like the debtor days have gone up quite significantly on a sequential basis, can you just explain why the debtor days have gone up?

Mohan: Debtor days have gone up Shekar because of the last month billing, as you are aware, fixed price billing happens on a milestone basis, and the last month was higher, but if you look at the quality of the receivables, you will find that less than 30 days is gone up significantly compared to the same period last year. So the quality of the receivables has gone up. Yes, days of sales has gone up too because of this reason.

Shekar Singh: Secondly, I just wanted to understand this drop in margin, you mentioned about some visa application cost etc., will you like to just quantify some of these?

Mohan: Shekar, I don’t know whether I should quantify, it is just that I wanted to highlight certain things which happened. The margin has come down slightly; gross profit has come down slightly just because we choose to invest slightly more in getting the visas. We spent much more than what we did same time last year and also the previous quarter for that purpose. There are no other differences in our expectations and what we achieved on this call.

Shekar Singh: One last question, like if I look at the other matrix, your onsite effort has come down by close to 110 basis points, rupee has depreciated against the dollar, utilization has gone up including trainees, then this margin drop of 110 basis points looks slightly on the higher side.

Mohan: Okay Shekar, I think I need to explain it. Okay, gross profit is 46.2% as against 47.3% in the previous quarter. The salary cost has not gone up anywhere, salaries under software development expenses are 40.6% as against 40.7% the previous time. Than, if you look at overseas travel expenses, they have gone up from 3.2% to 3.8%, here is where all the visas are captured. Our software for own use has gone up from 1.2% to 1.4%, so if you take up all these differences, you will find that there is an increase. There is also a provision for post sale client support and warranty of 0.5%. So the decline has been, the expenses are increased from 52.7% to 53.8%, that is 110 basis points, out of which 60 basis points is on overseas travel, and provision for post sale client support is 50 basis points. Did I explain this?

Shaker Singh: Yeah, thank you a lot.

Mohan: Thank you.

Moderator: The next question is from Mr. Parmesh Singh from Singapore CSFB, go ahead sir.

Parmesh Singh: Hi sir, congratulations on very good results. Sir when I look through the number, I note that billing rates could have gone down a little bit, this is more of my calculation, can you give us a exact number for billing rate.

Kris Gopalakrishnan: Onsite billing rate has come down marginally by 0.9%, offshore billing rate is almost the same. Overall blended, the rate has come down by –1.2%, this is because of the mix of business.

Parmesh Singh: Thanks sir. Can you give us the absolute number of billing rate, what exactly the billing rates where in the quarter?

Kris: The onsite billing rates is $10,712, offshore is $4,500, blended $6,556.

Parmesh Singh: Thank you sir.

Moderator: Thank you sir. Next question is from UK, Mr. Mike Dillon, go ahead sir with your question.

Mike Dillon: Hi Mike Dillon here from Arete Research. I was just wondering if you could disclose the organic growth number, backing out Expert please, also it was not clear when you were saying about staff before and salary hikes. Where you saying there were no salary hikes in the quarter, if so, given that there was a 6% rise in the dollar rupee during the quarter, does that mean that your underlying margins actually went down?

Mohan: Let me answer this question about the geographical income. The share of Australia where the acquisition took place has actually come down in the rest of the world. Rest of the world has come down from 13% to 11%, so the share of Australia has actually come down, and so if you look at the growth, the entire growth has come because of the organic growth and not because the acquisition we made in the previous quarter. What is the second question please?

Mike Dillon: What was the organic growth number on a year-on-year comparison excluding Expert Information Systems, what was the actual organic growth number please?

Mohan: I will give you that data in a short while. Can we go to the second question?

Mike Dillon: Okay. And the second question was, there was a 6% rise in the rupee over the quarter, on past guidance you have said that for every 1% change in the exchange rate, there is a 0.5% impact in margins. So excluding the 3% impact that you therefore had in your margins, has underlying margin actually slightly declined during the quarter. Is that a correct analysis?

Mohan: Okay let me take you to the margin analysis again. Our gross profit has come down to 46.2% from 47.3%. I have explained that. Our SG&A has come down from 13.2% to 12.8, so the operating profit is at 33.4% as against 34.1%. The impact of the rupee on the operating profit is 0.6%, the positive impact on the operating margin of 0.6%. Out of the 33.4% operating profit, the impact of the rupee is 0.6%. If you remove that the operating profits would have been 32.8%. You come down to depreciation; depreciation is 3.4% as against 4.7%. The other income has been positive at 1.2%. So the profit before tax is 31.2% as against 29.6%. But the operating profit level, there has been decline and the decline has been because of certain expenses that we incurred in this quarter to make sure that we could have the ammunition for growth going forward.

Mike Dillon: So if we are looking forward, what sort of salary raises should we expect over the rest of this calendar year.

Mohan: The salary raises have already been factored into our guidance, and I am not talking about the salary hikes because salary as a percentage of revenue in the first quarter compared to the previous quarter has remained almost the same. Salary was 40.6% as part of 40.6% of revenues classified under software development expenses as against 40.7% in Q4 of last year. So on a sequential basis, it has been flat. We had a 17% increase in salaries, and part of it variable and part of it fixed, that has already been factored into our projection, so we do not estimate any impact on our revenues, on our margins because of any salary increase for the rest of year.

Mike Dillon: Okay and it would seem that, sort of previous guidance of around 1% change in rupee dollar having a 0.5% change in margins vis-a-vis <word inaudible> significantly because of your hedging now. Is that impact now 1% change equals a 0.1% change in margins?

Mohan: Can you repeat that question again, I lost you?

Mike Dillon: In the past 1% change in the dollar-rupee equated to a 0.5% impact on margins that was your guidance. Now, you’re saying that a 6% change in the dollar this quarter only had a 0.6% impact into margins. Has your hedging changed the impact to 1% change in the dollar is only 0.1% on margins.

Mohan: No, this is very good question. We had a 6% increase in the period end rates as far as the rupee is concerned. In the end of the fourth quarter it was Rs.43.4 and end of the first quarter Rs. 45.99, so 6% increase. But if you take average rate at which revenues were realized, it was Rs. 44.68 for the fourth quarter, it is Rs. 45.31 in the first quarter. So if you take the average rate, the impact of rupee depreciation has been 1.4%, and 1.4% has led to increase in the operating income of 0.6%.

Mike Dillon: Great, okay, I understand. And just back to the first question on the organic growth excluding Expert year-on-year, can you disclose that number please?

Mohan: Yes, excluding Expert year-on-year, the organic growth would have been Rs.1503 crores that is about 37.4% as against 38.6%.

Mike Dillon: Great, thank you very much for you time.

Moderator: Next, we have Mr. Ajay Sharma of Citi Group. Go ahead sir with your question.

Ajay Sharma: Yeah hi, congratulation on great results and guidance as well. Mohan, on this forward contracts, why is there this Rs.17.7 crores difference between Indian GAAP and US GAAP considering that you have mark to market both standards?

Mohandas Pai: That’s a great question Ajay. What has happened is there has been an accounting policy change. AS-11 the standard on foreign exchange in India has been revised with impact from 01/04/2004. So we had prepared our accounts on a basis of 2 assumptions, all forward contracts entered in to till 31/03/2004 would have followed the old method where by the forward premium would be amortized over the period of the contract, and all forward cover entered into after 01/04/2004 would be mark to market. So there is a difference, US GAAP is totally mark to market, and in the first quarter we have a hybrid and that is why there is difference between US GAAP and Indian GAAP, and over a period of time this will disappear.

Ajay Sharma: Okay, and secondly Mohan, this provision for this client support, this Rs.7 crores, we haven’t seen this number at all over last several quarters and why is that suddenly we are seeing such a big number here.

Mohandas Pai: Well, it is just that when you value your fixed price contracts you will notice that the last quarter there will be some normal cost overrun, there will be some change in scope and we have provided for that on an ongoing basis, and that’s why we have had this item first. Earlier period we did not have this item, this period we had this item, so we have provided for this as a measure of abundant caution.

Ajay Sharma: Okay great. Thanks a lot.

Moderator: Thank you sir, at this moment there are no further questions from participants at SingTel. I would like to hand over proceedings back to Prathiba.

Moderator: Thank you very much Sainab. We will now begin the Q&A interactive session for participants connected to CyberBazaar India. Participants who wish to ask questions, please press *1 on your touchtone enabled telephone keypad. On pressing *1, participants will get a chances to present there questions on a first-in-line basis. Participants are requested to restrict to one question in the initial round. Follow up questions will be taken later. To ask the question please press *1 now.

First in line we have Mr. Amit Khurana from IL&FS InvestSmart.

Amit: Mohan, just on this issue of the change in the accounting policy, there is a comment made in the notes wherein it says that the charge to P&L account is higher by Rs.324 million, could you explain that number and link it to the actual loss that we have shown in the P&L account?

Mohandas Pai: Yeah, the change is because we are marking to market all forward positions entered into with effect from 01/04/2004. Had we followed the earlier method, we would have had an increase in the profit by only Rs.32 crores, and because the method has changed, due to revision in accounting standard we have this. In the earlier method what is to happen in the Indian GAAP was that, even though the currency has moved against you, you still accrued a profit because of earlier sales, you never mark to market, so the losses always came latter. Now since you have moved over to a system where you mark to market as on the balance sheet date, any losses that you have is recognized immediately, any gains that you have too is recognized, and the gains and losses are recognized based upon the spot rate and the forward rate for that applicable period as on that date. So we have factored all that in and that is why, if we have followed the old method, we would have had an increase in profit by 32.44%, since the accounting standard has been revised, the impact of that has been negative to the extent of Rs. 32.44 crore as per the old standard.

Amit: Okay, and does all this has to go through the P&L or is there a reverse account also that is there, that is my understanding?

Mohandas Pai: It goes through the P&L. Let me explain this, I think this is a good opportunity to share some views. The new accounting standard says very clearly that you have to classify your forward positions into effective hedges and not effective hedges. The documentation requirement for effective hedges are onerous as the hedge has to be matched with the underlying transaction. So there is a need for a one to one correlation, if you choose to do a cash flow analysis or a cash flow matching on the best estimate basis without a firm commitment, than you necessarily have to look at some other standards, the institute has clarified that hedges of those sort are not covered under AS-11. But if you have a one-to-one correlation, the gain or loss can be taken to the exchange fluctuation reserve shown as a part of equity, and as and when the positions are unbound, it comes into the P&L statement. So we have chosen not to follow the fluctuation reserve because we don’t have a one-to-one correlation, we have a cash flow statement and we make a cash flow analysis, and the requirements for that, for taking the fluctuation reserves are very onerous, so we said, the best practice would be to mark to market, and the best practice is also acceptable because the institute has said that hedges of the sort that we talk about are not covered under AS-11 and they will be covered under the accounting standard and financial instrument.

Amit: Okay, okay, that helps. And just one more number, if you could help us. The standalone billing rates, the numbers that you just shared in the previous question, were those the standalone numbers or the consolidated numbers?

Mohandas Pai: Consolidated for all services, excluding products.

Amit: Could you share the standalone number as well?

Mohandas Pai: No, I don’t know whether that is any use today because it will be confusing, I think it is better we stick to one single number. We have moved on to consolidated figures in future; otherwise with 4 subsidiaries giving out 5 sets of numbers will be very difficult.

Amit: Okay, that is the number we will get in the future on the consolidated front?

Mohandas Pai: Yes, we will follow this number going forward because it is the best estimate, otherwise we will have to give you some six numbers, India GAAP, US GAAP, is a nightmare.

Amit: Okay, fair enough, I appreciate. I will come back in the second round with further questions. Thank you.

Mohan: Yeah, thank you.

Moderator: Thank you very much sir. Next in line we have Mr. Anantha Narayan from JM Morgan Stanley.

Anantha: Hi, good afternoon. This is Anantha. My first question was on the pricing issue, what is really holding back prices in the market, demand is strong and why are prices not moving up?

Basab Pradhan: This is Basab Pradhan. I don’t know if you have seen the recent CIO surveys. But while demand is picking up, I think there is still a whole lot of supply that needs to be mobbed up before it can have an impact on pricing, and most of these surveys show that, at least on the outsourcing side, the prices are going to stay stable. So that is getting reflected in our pricing as well. We expect stability in prices and that is pretty much what it has been like for the last 2 or 3 quarters.

Anantha: Thank Basab. Mohan, finally can you just update us on the current forward cover position that you have and what will be your strategy going forward?

Mohandas Pai: Right now, we have a forward cover position of $228 million at Rs.44.90 where as our forecast is based up a conversion rate of 45.67. We had mark to market at the end of the first quarter at 45.99 plus the applicable forward rate. So we have factored in the losses on $228 million into our P&L at the beginning of the quarter and for purpose of guidance, we have taken the rate of Rs.45.67 because there were the rates closest to the date when we made the guidance. Our position on the currency right now is that we are squatting right in the middle; we shall wait and see which way the currency moves. We are not going to have an over exposure to the currency at this point of time, and we are cautiously watching as to what developments will take place. Our view is that the dollar could move sideways for some more times before it shows any trend. However, our long-term view has been and remains that rupee should appreciate over the long term because of the growth in invisibles. If you look at India’s trade balance, you will find that invisibles are at $35 billion with a net surplus of $19 billion as against the trade deficit of $16 billion. The share of invisibles in the trade statistics is growing and this will definitely have a positive impact on the India with the increase in FDI. So, on a medium to long-term basis, the rupee could be expected to appreciate.

Anantha: Thanks Mohan and wish you all the best.

Moderator: Thank you very much sir. Our next question comes from Mr. Mahesh Vaze.

Mahesh: One small question, there was this sharp fall in the depreciation for the quarter, just wanted to understand how sustainable it is, should one be looking at this figure going forward for the next 3 quarters.

Mohandas Pai: Well I think the depreciation will increase for this quarter and the next quarter because we are buying in more technology. Please remember that we depreciate technology assets for 2 years. So whatever depreciated 2 years back, comes to an end last fiscal, and this fiscal we will see the impact of the addition to assets 2 years back, so naturally on a quarter to quarter basis, we will always see a change in the depreciation. Typically in the first quarter it is low, it goes up to the last quarter. And also we have a policy of amortizing all assets 100% which are less than Rs.5000. So if you buy more of it latter, it gets amortized in shorter period of time. So you can expect depreciation should go up in quarter 2, 3, and 4.

Mahesh: Mohan, is there a case where essentially you are depreciating some assets over a 2 year period, but actually the useful life is more than that?

Mohandas Pai: Absolutely, for eg. Computers. PCs normally have a useful life of minimum of 3 years, and we amortize them over 2 years. We do this because, there are two value terms that we have to learn in accounting, economic value and usable value, where the usable value is more than the economic value, we go by the economic value concept for amortization.

Mahesh: Okay thanks a lot.

Moderator: Thank you very much sir. Next in line we have Mr. Chetan Shah from Quantum Securities.

Chetan: Apart from the forex market, even the bond markets have been slightly volatile, so thinking that the investment in the Mutual Funds actually should have come down, but still it remains at a high figure, plus there is 20% tax also for the corporation? So what is your stand on this?

Mohandas Pai: The choice that we have to invest our cash is between a bank deposit and liquid mutual funds. Yes, it is true that bond markets have become more volatile, but we are in liquid mutual funds, where the money is invested in call money, and very, very short-term instruments where the impact of movement will be that much less and secondly this tax will be definitely will have an impact. So, we have to evaluate the yield post tax between liquid mutual funds and the bank deposits, and my personal view is that liquid mutual funds still could have some edge, because on deposits we pay 35%, on this the tax is 20% after some expenses, so we will work it out.

Chetan: Okay, and second was, you have introduced a new statement in the service offerings basically, or the verticals you have added services, separate line for that, what does this include?

Mohandas Pai: Shibu will answer this question. The question is, in the verticals you have a line called services, but I think that item had been there in the previous quarters too. Shibu.

Shibulal: Actually during the verticalization, we have created a separate unit which focusses on transportation and other services, but this services account for areas like entertainment and other consulting kind of service that is for example, entertainment media, consulting kind of companies, etc, hospitality and other services.

Chetan: Okay, thank you sir.

Moderator: Thank you very much sir. Coming up next is a question from Mr. Ashish of IL&FS.

Hello Mr. Ashish are you with us sir.

Moving to next question. Next we have Mr. Ajay Mathrani from Edelweiss.

Ajay: Good afternoon and congratulation on an excellent set of numbers. My question relates to the package implementation practice. We have seen about 2% odd or very muted growth on a sequential basis. In light of a few enterprise companies giving warnings, is this a trend or is this is a quarterly quirk.

Shibulal: Actually, if you look at last year versus this year, we have grown actually from 12.2% to 15% this quarter. There is a small dip from last quarter, but that I will attribute to seasonality.

Okay, thanks a lot.

Moderator: Thank you very much sir. Our next question comes from Mr. Sanjeev Kapoor of SSKI.

Sanjeev: I just want to know, what has been the major driver for revising your guidance. It was earlier mentioned that it was a mix of outsourcing cry which was earlier there has slightly abated or it was more to do with the increased opportunities?

Kris Gopalakrishnan: From last quarter to this quarter we have seen increased growth. The volume growth has been very good; sequentially we have grown 12%. We have seen that the debate about outsourcing has died down, at least temporarily. We have also seen the rupee has depreciated which benefits companies like Infosys, which derive lot of income from outside India. And we also look at what is our pipeline looking like, you know, what our client facing people see as business, we poll our customers. So this is based on the market, based on feedback from our clients, feedback from our client facing people, and what we have been able to achieve in the first quarter itself. So this is a combination of all that.

Sanjeev: If I have to ask in this fashion, where you holding back your guidance in the last quarter because of the fears of outsourcing cry, or is it the real increase in the new opportunities coming up?

Kris Gopalakrishnan: Yes, we were a little bit more tentative last quarter because the outsourcing debate was probably just peaked, in February-March it had peaked actually, plus of course rupee was appreciating. So the situation was very different, and we always look at environmental factors as well as our own feedback from the field etc, so both. We are not holding back, we were little bit more tentative.

Sanjeev: Okay, thank you.

Moderator: Thank you very much sir. Next in line we have a question from Mr. Surendra Goel of SSKI.

Surendra: Could you just talk a bit about the performance of Progeon in this quarter and the outlook going forward?

Akshay: The last quarter for Progeon, the revenues were $7.2 million. We added 2 new customers in the quarter, taking the customer count to 16. We added 391 people during the quarter, taking the people count to 2269. On an annualized basis we had our first customer cross the $5 million mark. So that is the quick snapshot on Progeon. Our guidance for the year is between $30 and $31 million, and it remains that way.

Surendra: Can you give any comments on the profitability side?

Akshay: I think Progeon is still in the investment mode, and so it would really be inappropriate to get into profitability calculations at this stage.

Surendra: Okay, I appreciate that. Thanks a lot.

Moderator: Thank you very much sir. Next in line we have Mr. Trideep Bhattacharya from UBS.

Trideep: Congratulations on your results. First I wanted to understand, in the salary hikes, has there been any onsite salary hike which has already being done or it is purely offshore?

Hema: Primarily for the client facing groups, it is about 8%.

Trideep: This is for onsite?

Hema: Yeah, and we have completed all onsite.

Trideep: Okay so onsite, just to clarify here, the onsite for the client-facing group it has been 8%.

Hema: Yes.

Trideep: And offshore, what was the quantum?

Hema: About 17%.

Trideep: Fair enough. Secondly, like you know, as Nandan mentioned regarding higher business investments, as a proportion to sales for the full year, like you know, if the margin decline assumption still to 50 to 100 basis points or one can expect slightly higher?

Mohan: Our investments are $21 million for the balance of the nine months. Three months are already over, and there is a small margin decline because.., but we think as an investment to create engines of growth for the future. So, we do not see from this point where we are without this investment any margin decline, but we are factoring in a higher level of expenditure.

Trideep: I see. I also noticed in this quarter that the telecom vertical growth rates have been flattish; any particular trend that one could read into or this is just a blip?

Kris Gopalakrishnan: Not really, as a percentage it has come down, from 20.4% to 17.9%, but if you look at last 12 months, it has gone up from 15% to 17.3%. So it is still too early to say that it is a trend. We don’t see any issues with the customers or with the market, with the vertical itself. The manufacturing probably, if I want to say one sector, the telecom manufacturing is probably a little bit sluggish at this point.

Trideep: I see, any particular reason that you would attribute to that.

Kris Gopalakrishnan: You know some of the companies in that sector like Lucent, Nortel, etc., still having significant problems.

Trideep: Okay, and my last question is, like you know, Nandan mentioned, I think in today’s morning interview, post US elections the accelerated decision making, especially for some of the large deals could actually happen. Could we see a further acceleration of growth rates in the December/March quarters conceptually speaking?

Kris Gopalakrishnan: We have factored all that into our guidance at this point. So, we have to wait and see what happens after the elections.

Trideep: Okay. And what is the figure for the capex plans for the full year?

Mohandas Pai: We have said Rs.600 to Rs.750 crores, we have spent Rs.157 crores in the first quarter so that the plan remains as it is.

Trideep: Thanks a lot and best of luck for the future.

Moderator: Thank you very much sir. Next in line we have Ms. Sohini Andani from LKP shares.

Sohini: Good afternoon sir and congratulation for good results. Sir, my question is regarding US economy, the US economy has been doing well for last certain quarters due to lot of pump priming which was done prior to the election, now post elections if the US economy slows down in terms of the growth, than what kind of impact do you see in our business this time. I mean last time when the US economy slowed down; we had a quite drastic impact because the outsourcing or off shoring was not as prominent as it is today. So, what do you expect post election in US, what kind of change in the business environment which can happen in your view?

Basab Pradhan: Currently the growth in IT spends is kind of tracking with the improving economy. Surveys show that the expected the growth in IT spend in the US market is in the 3 percentage points and low 3 percentage point kind of growth which is up from last year about 2.2%. So we are seeing that uptick because the IT spend is going up and a proportionate amount of that that growth is coming to outsourcing and offshore outsourcing. Now in the future, obviously we don’t have a crystal balls which will tell us how the US economy will do, but I don’t really see the US elections having any immediate impact one way or the other. So, whatever sense we have right now says that economy is on the uptick and that is what we have factored in.

Sohini: Okay, thank you sir.

Moderator: Thank you very much mam. We have our next question from Mr. Suprathim Basu of ICICI Securities.

Suprathim: Just another question on the demand side really, I think you mentioned that the US economy is on an uptick, IT spending is going up, and there were some nascent signs of discretionary spending starting to pick up, but what we are seeing from the numbers reported by software companies in the US at least in this quarters is that there have been some disappointments, so is there a disconnect here or timing issue that is causing these disappointments?

Nandan: I think it is really what is happening to the IT stack and where the value is drifting. I think what is happening is that hardware and even a lot of software companies are facing commodity like impact. You know, hardware side, you have cheap Intel or AMD based servers and PCs now which have reduced costs. On the software side, you have lot of open source and all that which is creating some pressure on software vendors. So I think really the action is really on the solutions and services side because people are trying to reduce their technology spending on standard stuff and putting that money into business oriented solutions. So in that sense I think, I don’t think this is disconnected, it is just that the complexion and composition of customer spending on IT is going through a change.

Suprathim: To kind of rephrase that, are you saying that, hardware spending continues to fall, software spending continues to fall, but services and solution spending going up?

Nandan: I don’t know whether hardware and software is continuing to fall, it may be stagnant, but certainly every customer who is trying to get value for money is saying that, that stuff out of my spend which is a commodity like hardware and very often software, I want to keep my cost to the minimum and I want to take the extra money that is unlocked from that and put that into solutions and business differentiation.

Male Speaker: I think there is another factor at play here, which is the inventory problem, you have, over the boom years there was inventory that built up on hardware and especially on software, licensed software, which needs some time to work itself out of the system. On the other hand services don’t behave that way. So we don’t have that inventory problem and the pick up is much faster, plus as Nandan mentioned, the value is drifting more towards the services and solution side.

Suprathim: Right, but, I mean, do you have a sense for the where the total IT spending is really going. I mean is it still flat, is it still trending down.

Nandan: Total IT spend as I mentioned, the surveys we have looked at say something like 3.2 to 3.3% for this year.

Suprathim: Okay, the reason I asked this is that, I mean, it kind of drives a lot of the sentiment in terms of how clients actually go after pricing, because if they are basically taking money away from hardware or software and then giving that to the services providers, then I would imagine that pressure on pricing would remain or rather, you know, chances of you being able to increase prices would still remain muted.

Nandan: I answered another question earlier, we think the impact on pricing is kind of neutral at the moment and we see price stability going forwards there are many things that impact pricing and right now there is sort of imbalance.

Suprathim: Okay. One final question, one of your larger US peers basically said that they saw consulting revenues increase during this quarter in an appreciable manner, are you seeing similar traction in your consulting business?

Nandan: Well, first of all, the consulting business has gone through a fairly a different pricing cycle. The drop in consulting rates after the bubble burst was much more drastic compared to the outsourcing business. So, the pick up in the consulting rates is against fairly low <word inaudible>. Our business tracks more closely to the outsourcing rates, just on composition of revenue basis, so that is the way I would represent our business and how pricing would behave for us.

Suprathim: Right. Thank you very much and good luck guys.

Moderator: Thank you very much sir. Next in line we have Mr. Sukvinder from Amit Nalind Securities.

Sukvinder: My question is relating to the vertical domains, like, what we have seen is quarter on quarter in various domains there has been either a muted growth or a marginal growth of around 5 to 8%. So, what I want to understand, according to the company, which particular domain is going to contribute a lot in FY05.

Kris Gopalakrishnan: We invest in every single domain and every single domain is by and large growing, one may grow slightly faster in a particular quarter, so that is why you are seeing that the numbers seen quarter upon quarter are almost same, but in absolute terms remember that all of that is growing.

Sukvinder: One question regarding your repeat business, it has shown a drastic improvement from 88.6% to 98.5%. Can it be inferred that the few clients who were initially slow in ramping up, they have moved in a major way or is it a one-quarter aberration.

Kris Gopalakrishnan: No, if you look at last year June 30, the Q1, it is 97.8%, it is how we compute this. This is now only customers from this financial year. So, that’s why Q1 will always be much, much higher than Q2 and it will come down to Q4.

Sukvinder: One last question is on the banking product side, could you throw some light on the clients acquired in Q1 and the competitive environment in the view of the Intellect Suite launched by Polaris.

Kris Gopalakrishnan: Banking has done extremely well. They have had significant wins in the last quarter and it dominates the Indian market and has penetrated several overseas markets today. So it has done actually done actually very well.

Sukvinder: And the competitive environment in terms of, in relation to the Intellect Suite.

Kris Gopalakrishnan: The environment is definitely competitive, but we see that our banking business unit is actually performing very well with respect to competition. It has also done well in benchmark and things like that, in terms of performance, and it is a new generation, next generation product, and in certain markets it is doing very well actually. Certain markets for example we have 70% market share.

Sukvinder: That is right. Thanks a lot.

Moderator: Thank you very much sir. At this moment I would like to hand over the floor back to the Infosys management for final remarks.

Krishnan: Thank you all very much for participating in the earning calls for the Q1 financial results. We look forward to speaking with you in the next quarter. Thank you very much.

Moderator: Ladies and gentleman, thank you for choosing CyberBazaar’s conferencing service. That concludes this conference call. Thank you for your participation. You may now disconnect your lines. Thank you and have a nice day.